July 29, 2014

VIA EDGAR

Securities and Exchange Commission

Mail Stop 3561

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Pamela Long

Re:	Vascular Biogenics Ltd.
Registration Statement Filed on Form F-1
Registration No. 333-196584

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between July 16, 2014 and the date hereof 2,408 copies of the Preliminary Prospectus dated July 16, 2014 were distributed as follows: 1,638 to institutional investors and 770 to prospective underwriters, dealers, individuals and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on July 30, 2014, or as soon thereafter as practicable.

[signature page follows]

Very truly yours, DEUTSCHE BANK SECURITIES INC. WELLS FARGO SECURITIES, LLC As Representatives of the several Underwriters By: Deutsche Bank Securities Inc.

By:	/s/ John Reed
Name: John Reed Title: Director

By:	/s/ Benjamin Marsh
Name: Benjamin Marsh Title: Director
By: Wells Fargo Securities, LLC

By:	/s/ David Herman
Name: David Herman Title: Director

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]